FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of
October 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, T P Goodlace (Chief Operating Officer), J G Hopwood, G Marcus,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobsz
Tel:
018 781 8861
Mobile +(857) 241 7127

Email:
willie.jacobsz@gfexpl.com
MEDIA RELEASE
FATAL ACCIDENT AT DRIEFONTEIN

Johannesburg, 15 October 2008: Gold Fields Limited (Gold Fields)
(NYSE, JSE, DIFX: GFI) regrets to announce that one employee was fatally injured, one employee is trapped approximately 3,000 meters below surface and four employees were injured, two of them seriously, after two seismic events occurred in short succession at the number 5 Shaft of the Driefontein
Gold Mine, near Carletonville, earlier today.

Proto teams are at the scene of the accident searching for the trapped employee. The injured employees are in the process of being evacuated to the mine hospital.

The first seismic event, which measured 2.4 on the Richter scale, occurred at
13:17 today, approximately 3,000 meters below surface. This was followed by a second seismic event in the same vicinity at 13:55, measuring approximately
1.0 on the Richter scale.

All operations at the Driefontein Gold mine have been stopped. Further information will be made public as it becomes available.
Enquiries:
Willie Jacobsz
Direct: 018 781 8861
Mobile: (001) 857 241 7127

or

Daniel Thole
Mobile:
+27 82 929 3672
-ends-
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in
South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in
Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing),New York
Stock Exchange (NYSE) and Dubai International Financial Exchange (DIFX) New
Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 October 2008

GOLD FIELDS LIMITED
By:

Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
                 Relations and Corporate Affairs